Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 5 October 2012

Note: The filing of the information below under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

BAE Systems plc has issued the following information to its employees following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

Communication to all BAE Systems employees:

Employee FAQs - possible combination with EADS
27.

Is it true (as speculated in the media) that our Chief Executive, Ian King would be in line to receive up to £18 million if the combination with EADS goes ahead?
The article published in the UK Daily Mail on Thursday 4 October is grossly misleading.  Over a period of 36 years with the company, Ian King has accumulated shares and options over shares which he has chosen not to cash in, in view of his career long commitment to the company.  The amounts mentioned in the article are wildly speculative and inaccurate.  As the article notes it is not clear whether any or all of the options would actually be paid out in the event the proposed transaction does proceed. The Daily Mail also states that Ian King's long-term incentives for this year have been increased to 300 per cent of his salary; this is also incorrect and there has been no change to the overall value of his remuneration package for 2012.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act"), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.